VIA EDGAR

September 27, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProMIS Neurosciences Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-274656

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ProMIS Neurosciences Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 29, 2023, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Nicole Daley at (617) 570-1354. If you have any questions regarding this request, please contact Nicole Daley of Goodwin Procter LLP at (617) 570-1354.

Sincerely,

PROMIS NEUROSCIENCES INC.

/s/ Gail Farfel, Ph.D.
Gail Farfel, Ph.D.
Chief Executive Officer

cc:	Nicole Daley, Goodwin Procter LLP

ACTIVE/125104488.1